UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

VERIS RESIDENTIAL, L.P.

(Exact name of registrant as specified in its charter)

 Commission File Number 333-57103-01

Harborside 3, 210 Hudson St., Ste. 400

Jersey City, New Jersey 07311

(732) 590-1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Eighteen (18)*

* On February 23, 2026, Veris Residential, Inc., a Maryland corporation (the “Company”), and the general partner of Veris Residential, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, AC Residential Acquisition LP, a Delaware limited partnership (“Parent”), AC Residential REIT LLC, a Delaware limited liability company (“Merger Sub I”), AC Residential OP LP, a Delaware limited partnership (“Merger Sub II”), and the Company Partnership, pursuant to which, on May 27, 2026, (i) the Company merged with and into Merger Sub I (the “Merger”), with Merger Sub I continuing as the surviving entity in the Merger, and (ii) Merger Sub II merged with and into the Company Partnership (the “Partnership Merger”), with the Company Partnership continuing as the surviving partnership in the Partnership Merger. Immediately prior to the effective time of the Partnership Merger, pursuant a Rollover and Contribution Agreement, dated as of February 23, 2026, as amended on March 27, 2026, by and among certain limited partners of the Company Partnership, including certain members of the Mack family (the “Rollover Holders”), Parent, the Company Partnership, Merger Sub I and Merger Sub II, the Rollover Holders contributed, assigned, transferred, conveyed and delivered the common units of the Company Partnership held by such Rollover Holders in the Company Partnership to Merger Sub II, free and clear of all Liens, and, in exchange therefor, Merger Sub II issued to the Rollover Holders, equity interests in Merger Sub II.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Veris Residential, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VERIS RESIDENTIAL, L.P.

		By:	AC Residential REIT LLC, its general partner

DATE:	June 8, 2026	BY:	/s/ Craig H. Solomon
			Name:	Craig H. Solomon
			Title:	Authorized Signatory